                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K   __ Form 20-F  __ Form 11-K    X Form 10-Q
            __ Form N-SAR  __ Form N-CSR

                 For Period Ended: March 31, 2005
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

  READ INSTRUCTION (on back page) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Bancinsurance Corporation
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

250 East Broad Street, 10th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Columbus, OH 43215
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)     The reasons described in reasonable detail in Part III of this
      |          form could not be eliminated without unreasonable effort or
      |          expense;
      |
      |  (b)     The subject annual report, semi-annual report, transition
      |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR,
 __   |          or portion thereof, will be filed on or before the fifteenth
      |          calendar day following the prescribed due date; or the subject
      |          quarterly report of transition report on Form 10-Q, or portion
      |          thereof will be filed on or before the fifth calendar day
      |          following the prescribed due date; and
      |
      |  (c)     The accountant's statement or other exhibit required by Rule
      |          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

(Attach extra Sheets if Needed)

PART III

As previously reported, Bancinsurance Corporation (the "Company") was advised on February 4, 2005 by its independent auditors, Ernst & Young LLP ("E&Y"), that 1) E&Y was withdrawing its audit reports for the years 2001-2003 for the Company and its wholly-owned subsidiaries, Ohio Indemnity Company and American Legal Publishing Corporation, 2) those audit reports and the completed interim reviews of the Company's 2004 quarterly filings on Form 10-Q should no longer be relied upon because of developments related to the Company's Discontinued Bond Program (as defined below in Part IV), and 3) E&Y was unable to complete the audit of the Company's 2004 financial statements at this time.

Promptly thereafter, the Audit Committee of the Board of Directors of the Company (the "Audit Committee") commenced its own internal review of this matter and engaged Kirkpatrick & Lockhart Nicholson Graham LLP to conduct a thorough review of each of the concerns raised by E&Y and report on this matter to the Audit Committee. The Audit Committee's internal review is ongoing, and, upon completion, the Audit Committee is expected to recommend whatever action may be necessary to resolve this matter. As also previously reported, on March 29, 2005, the Securities and Exchange Commission (the "SEC") notified the Company that the SEC had converted its informal, non-public inquiry regarding the Company that was initiated in February 2005 into a formal order of private investigation. The Company continues to respond to the Audit Committee's internal review and the SEC's investigation and provide all required information.

As of the date hereof, the Company has been unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K"). The Company is also unable to file its Form 10-Q for the quarterly period ended March 31, 2005 (the "Form 10-Q") by May 16, 2005, the prescribed due date for filing the Form 10-Q, because the internal review by the Audit Committee is ongoing and the Company cannot complete the preparation of the Form 10-K and the Form 10-Q until such internal review is completed. Upon completion of the Audit Committee's internal review (which is presently anticipated to be on or about May 20, 2005), the Company intends to arrange for the audit of the Company's 2004 financial statements to be completed, arrange for a review of the Company's financial statements for the quarterly period ended March 31, 2005 to be completed, have the withdrawn audit reports reissued or, if necessary, have the Company's financial statements for the years 2001-2003 reaudited, complete the preparation of the Form 10-K and the Form 10-Q, and then file the Form 10-K and the Form 10-Q with the SEC as promptly as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               John S. Sokol               614                228-2800
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
         __ Yes   X No
         Annual Report on Form 10-K for Fiscal Year Ended December 31, 2004.
         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:
PART IV

As described above in Part III, because of developments in the Discontinued Bond Program (as defined below), the Company's independent auditors, E&Y, has withdrawn its audit reports for the years 2001-2003 and indicated that those audit reports and the completed interim reviews of the Company's 2004 quarterly filings on Form 10-Q should no longer be relied upon. The Company anticipates a significant change in its results of operations for the quarterly period ended March 31, 2005 compared to the results of operations previously reported for the same period in 2004 due to an expected increase in its loss reserves for the Discontinued Bond Program. However, until the Audit Committee's ongoing internal review is completed, the audit of the Company's 2004 financial statements is completed, a review of the Company's financial statements for the quarterly period ended March 31, 2005 is completed and the withdrawn audit reports are reissued, or if necessary, the Company's financial statements for the years 2001-2003 are reaudited, the Company can not quantify with reasonable certainty the amount of the change in results of operations for the quarterly period ended March 31, 2005 compared to what was previously reported in 2004.

Beginning in 2001 and continuing into the second quarter of 2004, Ohio Indemnity Company ("Ohio Indemnity") participated in a reinsurance program covering bail and immigration bonds issued by four insurance carriers (and certain of their affiliates) and produced by a bail bond agency (collectively, the "Discontinued Bond Program"). The liability of the insurance carriers was reinsured by a group of reinsurers, including Ohio Indemnity. Ohio Indemnity reinsured 15% of the business from 2001 through 2003 and 5% of the business during 2004. Based on the design of the program, the bail bond agency was to obtain and maintain collateral and other security and to provide funding for bond claims. Bond losses were to be passed onto the insurance carriers, and in turn to the reinsurers, only when the bail bond agency could not provide such funding.

In the second quarter of 2004, after Ohio Indemnity received a number of unanticipated claims from certain insurance carriers and through discussions with other reinsurers, Ohio Indemnity came to believe that the Discontinued Bond Program was not being operated as it had been represented to Ohio Indemnity by the bail bond agency, the insurance carriers and reinsurance intermediaries who had solicited Ohio Indemnity's participation in the program. At about this same time, Ohio Indemnity believes that Harco National Insurance Company ("Harco"), the then current insurance carrier, asserted control over the bail bond agency. The bond program was then discontinued by Harco during the second quarter of 2004 and no new bonds are being written. There are certain issues that Ohio Indemnity is disputing with respect to the Discontinued Bond Program, including but not limited to: 1) inaccurate/incomplete disclosures relating to the program; 2) improper supervision by the insurance carriers of their agent in administering the program; 3) improper disclosures by the insurance carriers through their agents during the life of the program; and 4) possible improper premiums and claims administration.

During 2004, arbitration proceedings were initiated between Ohio Indemnity and three of the four insurance carriers participating in the Discontinued Bond Program. Through these arbitration proceedings, Ohio Indemnity is seeking rescission of the reinsurance agreements, monetary damages for claims that were paid by Ohio Indemnity under the agreements and other appropriate relief. The insurance carriers are seeking to recover certain of their losses from Ohio Indemnity under the reinsurance agreements. The fourth insurance carrier is in receivership. No arbitrations have been instituted between Ohio Indemnity and the fourth insurance carrier as of the date hereof. If this insurance carrier makes a payment to any bond holder and seeks reimbursement from Ohio Indemnity under the reinsurance agreements, Ohio Indemnity currently intends to assert all of its rights and defenses under the reinsurance agreements, including without limitation, the right to contest payment and its right to rescission.

During the first half of 2004, Ohio Indemnity paid losses of approximately $1.5 million related to the Discontinued Bond Program. Ohio Indemnity stopped paying losses under the program during the second quarter of 2004 when Ohio Indemnity began disputing certain aspects of the program.

Although the Company can not at this time quantify with reasonable certainty the amount of the change in its results of operations for the quarterly period ended March 31, 2005 compared to what was previously reported during the same period in 2004, on May 16, 2005, Ohio Indemnity filed its unaudited statutory financial statements for the quarter ended March 31, 2005 with the National Association of Insurance Commissioners, A.M. Best Company and the 48 states in which Ohio Indemnity is licensed. Pursuant to insurance regulatory requirements, these statutory financial statements were prepared in accordance with statutory accounting practices, which vary in certain respects from accounting principles generally accepted in the United States of America ("GAAP").

In the statutory financial statements for the quarter ended March 31, 2005, Ohio Indemnity reported $22.9 million of statutory loss reserves for the Discontinued Bond Program at March 31, 2005, an increase of $3.7 million from the statutory loss reserves for the Discontinued Bond Program at December 31, 2004 as previously reported in its 2004 unaudited statutory financial statements. Ohio Indemnity's statutory loss reserves for the Discontinued Bond Program are based primarily on ultimate incurred loss estimates reported to Ohio Indemnity by the ceding insurers. The statutory loss reserves at March 31, 2005 include the full amount of such estimated ultimate incurred losses, which are being challenged by Ohio Indemnity in the pending arbitration proceedings. The statutory loss reserves at March 31, 2005 do not reflect any estimate of positive results that may arise from the outcome of the arbitrations or other possible recoveries. Ohio Indemnity does not intend to pay for any of these losses unless and until the arbitrations are settled on a mutually agreeable basis and/or a final binding judgment is made as to Ohio Indemnity's liability, if any. Given the uncertainties of the outcome of the arbitrations, the inherent variability in such estimates, and as these statutory financial statements have not been audited or reviewed, actual statutory losses incurred for the Discontinued Bond Program could be materially different from the estimated statutory loss reserves at March 31, 2005.

Although there are differences between statutory and GAAP accounting, the Company believes that the GAAP loss reserves for the Discontinued Bond Program will, when ultimately determined, be substantially greater than the GAAP loss reserves previously reported at March 31, 2004, and will have a material effect on the Company's results of operations for the quarterly period ended March 31, 2005.

Because the Audit Committee's internal review is ongoing, the 2004 year end financial statement audit for the Company is not complete, a review of the Company's financial statements for the quarterly period ended March 31, 2005 is not complete and the 2001-2003 financial statement audits for the Company have been withdrawn and have not been reissued or replaced, there can be no assurance that the financial information in this filing will not change upon the completion of the Audit Committee's internal review, completion of the 2004 audit, completion of the first quarter 2005 review and reissuance or replacement of 2001-2003 audits.

--------------------------------------------------------------------------------

                          Bancinsurance Corporation
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2005                   By:  /s/ John S. Sokol
                                       ----------------------------------------
                                     Title:  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).